UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0001130713

OVERSTOCK.COM 401(k) PLAN

OVERSTOCK.COM, INC.
6350 South 3000 East
Salt Lake City, Utah  84121

OVERSTOCK.COM 401(k) PLAN

 ___________________________

*     Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Overstock.com 401(k) Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of Overstock.com 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Overstock.com 401(k) Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Salt Lake City, Utah
June 24, 2016

OVERSTOCK.COM
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments at fair value:
Mutual funds	$30,203,334	$26,610,932
Money market funds	3,491,189	3,191,875
Common stock of Plan Sponsor	1,845,544	3,553,442
Total investments	35,540,067	33,356,249
Receivables:
Notes receivable from participants	800,102	816,949
Employer contributions	190,019	—
Employee contributions	151,953	—
Total receivables	1,142,074	816,949
Total assets	36,682,141	34,173,198
Liabilities:
Corrective distributions payable — excess employee contributions	—	141,476
Net assets available for benefits	$36,682,141	$34,031,722

See accompanying notes to financial statements.

OVERSTOCK.COM
401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

2015
Additions to net assets attributed to:
Investment income (loss):
Interest and dividends	$1,646,848
Net depreciation in fair value of investments	(3,475,537)
Total net investment loss	(1,828,689)
Interest income on notes receivable from participants	42,918
Contributions:
Participant	4,700,967
Employer discretionary matching contributions	3,547,713
Rollovers	547,559
Total contributions	8,796,239
Total additions	7,010,468
Deductions from net assets attributed to:
Benefits paid to participants	4,347,574
Administrative expenses	12,475
Total deductions	4,360,049
Net increase in net assets available for benefits	2,650,419
Net assets available for benefits:
Beginning of year	34,031,722
End of year	$36,682,141

See accompanying notes to the financial statements.

OVERSTOCK.COM
401(k) PLAN
Notes to Financial Statements

Note 1 - Plan Description

The following is a general description of the Overstock.com 401(k) Plan (the “Plan”). Participants should refer to the Summary Plan Description ("plan document") for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was originally adopted by Overstock.com, Inc. (the “Company” or “Plan Sponsor”) in 1998 and has been amended since that date. Participation in the Plan is open to all eligible employees of the Company (individually, a “Participant” and collectively, “Participants”) and its named subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

The Overstock.com 401(k) Administrative Committee consists of certain employees of the Company and oversees the administration of the Plan.

Trustee

The Plan has engaged Fidelity Management Trust Company (the “Trustee”) as Trustee to the Plan and all Plan assets are held in trust with the Trustee. The Plan has also engaged Fidelity Workplace Services LLC (the “Record Keeper”) which provides recordkeeping and administrative services to the Plan.

Eligibility

At December 31, 2015 and 2014, employees were eligible to participate in the Plan subject to meeting the following criteria: (1) three months of service at the Company; and (2) reaching 21 years of age. Upon meeting both criteria employees may enter the Plan at the beginning of the following quarter, or any time thereafter. Prior to April 2014, the required service period for eligibility was six months of service.

Contributions

Participants may contribute up to 92% of their annual compensation as defined by the Plan on a before tax or after tax basis, provided the amounts do not exceed the annual limits imposed by the Internal Revenue Code (the “IRC”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may contribute a discretionary matching percentage of these contributions subject to certain limitations. For the years ended December 31, 2015 and 2014, the Company matched 100% of Participant contributions up to 6% of annual compensation. The discretionary match is calculated and funded on a per pay period basis with a year-end “true up” for annual compensation, if necessary. Participants may elect to rollover amounts from other qualified plans into the Plan provided that certain conditions are met.

Effective January 1, 2015, the Administrative Committee amended the 401(k) Plan to cause matching contributions under the Plan to constitute safe harbor matching employer contributions. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions and will automatically satisfy the nondiscrimination testing requirements under the IRC section 401(m).

The Company may make, at its sole discretion, an annual profit-sharing contribution.The Company made a profit-sharing contribution of $72,525 for the year ended December 31, 2014, related to corrective contributions under the Voluntary Correction Program ("VCP"). See note 5 for further discussion on VCP corrective contributions. For the year ended December 31, 2015, the Company did not make profit-sharing contributions.

Participant Accounts

Separate accounts are valued daily and maintained for each Participant and each Participant’s account is credited with the Participant’s contribution, and an allocation of the Company’s discretionary matching contribution and discretionary profit-

sharing contribution. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. Once eligible, Participants may elect to have contributions invested or transferred to any one or any combination of the investment funds available at any time, including the common stock of the Plan Sponsor.

Vesting

Participants in the Plan are 100% vested at all times with respect to their own contributions in the Plan and the earnings thereon. Effective April 1, 2014, participants are also 100% vested with respect to Company discretionary matching and profit sharing contributions and earnings on those contributions. The vesting of former employees who terminated employment with the Company prior to April 1, 2014 was not affected by this change.

Through March 31, 2014, vesting was based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. Regardless of length of employment, a Participant was 100% vested in Company discretionary matching and profit sharing contributions and earnings on those contributions if the Participant continued in employment with the Company until age 65, or if the Participant died or became disabled while employed by the Company. Amounts contributed by the Company which were forfeited by Participants as a result of the Participants’ separation from service prior to becoming 100% vested are being used to first pay administrative expenses of the Plan, and then applied to reduce contributions of the Company.

At December 31, 2015 and 2014, forfeited non-vested accounts totaled $116,577 and $13,970, respectively. For the year ended December 31, 2014, the Plan Sponsor allocated $530,911 of forfeited non-vested accounts to offset employer contributions, which included $384,929 of VCP corrections and $0 for administrative expenses. For the year ended December 31, 2015, the Plan Sponsor allocated $25,841 of forfeited non-vested accounts to offset employer contributions.

Administration

The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2015, the Company paid $41,571 of the record-keeping expenses, trustee expenses, administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; and (2) disability or death. Upon occurrence of one of these events, the Participant (or the designated beneficiary) may receive a lump sum distribution equal to the vested value of the account or receive the vested value of the account in periodic installments, transfer the vested value of the account to an Individual Retirement Account or other qualified retirement plan, or maintain the vested value of the account in the Plan subject to certain fees. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified retirement plan, or maintain the vested value of the account in the Plan. In addition, a Participant may withdraw an amount from his or her account attributable to the Participant’s own contributions to the Plan necessary to satisfy an immediate and heavy financial need of the Participant or, upon the attainment of age 59 ½, all or any portion of the Participant’s vested account balance. In certain cases, the Plan also allows for involuntary automatic distribution of a terminated Participant’s account balance totaling less than $5,000.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a Participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the Participant’s account and bear interest at a fixed interest rate commensurate with local prevailing lending rates determined by the 401(k) Administrative Committee. A borrowing Participant pays principal and interest ratably through payroll deductions. Loans are due in full within 60 days of termination. Notes receivable from Participants at December 31, 2015 and 2014 bear interest at 5.25%. At December 31, 2015, loan maturity dates range from January 2016 to March 2025.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption; however, the Company reserves the right to amend or terminate the Plan. No amendment or termination may deprive any Participant of rights accrued prior to the enactment of such amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each affected Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Excess Employee Contributions

Excess employee contributions represent contributions withheld from Participants in excess of IRC limitations that were refunded to Participants. Excess employee contributions at December 31, 2014 totaled $141,476, which were refunded to Participants in 2015, and were recorded as a liability at December 31, 2014 in the statement of net assets available for benefits. There were no excess employee contributions during the year ended December 31, 2015.

Note 2 - Significant Accounting Policies

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2015 and 2014, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2015. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant accounts, balances, and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from Participants’ compensation. Company discretionary matching contributions are recorded in the same period. Company profit sharing contributions, if any, are accrued in the period for which they are authorized and are deposited with the Trustee in the following year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.

Benefit Payments

Benefits are recorded when paid.

Recently Issued Accounting Standards Not Yet Adopted

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. This three-part ASU simplifies current benefit plan accounting and requires (i) fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value and accordingly removes the requirement to reconcile their contract value to fair value; (ii) benefit plans to disaggregate their investments measured using fair value by general type, either on the face of the financial statements or in the notes to the financial statements; and (iii) the net appreciation or depreciation in investments for the period to be presented in the aggregate rather than by general type. This ASU also removes certain disclosure requirements relevant to individual investments that represent five percent or more of net assets available for benefits. Further, the amendments in this ASU eliminate the requirement to disclose the investment strategy for certain investments that are measured using Net Asset Value (“NAV”) per share using the practical expedient in FASB ASC Topic 820. Part III of this ASU provides a practical expedient to permit employee benefit plans to measure investments and investment-related accounts as of the month-end that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end, while requiring certain additional disclosures. The amendments in Parts I and II of this standard are effective retrospectively for fiscal years beginning after December 15, 2015 and early adoption is permitted. The amendments in Part III of this standard are effective prospectively for fiscal years beginning after December 15, 2015 and early adoption is permitted. The Company does not expect this ASU to have a material impact on the Plan’s financial statements.

Note 3 - Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2015 and 2014:

	2015		2014
American Century Investments Income Investor Class	$569,623		$539,190
Cohen and Steers Realty	222,771		132,281
Columbia Acorn International Z Fund	97,819		71,284
Fidelity Asset Manager 40%	26,215		18,794
Fidelity Asset Manager 60%	29,276		23,836
Fidelity Asset Manager 85%	121,843		86,185
Fidelity Balanced Fund	334,638		583,639
Fidelity Blue Chip Growth	2,488,693	*	1,789,467	*
Fidelity Contrafund	3,147,061	*	2,883,069	*
Fidelity Freedom 2010	104,800		116,160
Fidelity Freedom 2015	412,029		461,476
Fidelity Freedom 2020	888,019		671,943
Fidelity Freedom 2025	434,128		348,269
Fidelity Freedom 2030	975,824		901,796
Fidelity Freedom 2035	2,154,658	*	1,932,381	*
Fidelity Freedom 2040	2,366,871	*	1,943,926	*
Fidelity Freedom 2045	2,309,427	*	1,721,209	*
Fidelity Freedom 2050	2,130,385	*	1,563,893
Fidelity Freedom 2055	798,860		369,835
Fidelity Freedom Income	77,216		76,279
Fidelity Low-Priced Stock	1,257,979		1,263,546
Fidelity Small-Cap Discovery	1,224,523		1,232,302
Fidelity Strategic Income	113,084		93,063
Heartland Value Plus	41,499		24,114
Invesco High Yield Institutional Class	348,355		344,862
JP Morgan Core Bond Select	40,314		—
Morgan Stanley Institutional Mid-Cap Growth Class A	805,024		895,644
Oakmark International	1,346,979		1,396,413
Oppenheimer Developing Markets	246,113		345,920
PIMCO Commodity Real Return	12,770		13,160
PIMCO Total Return Administrative Class	856,837		982,121

Continued on the following page

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2015 and 2014 (Continued):

	2015		2014
Ridge Worth Mid-Cap Value Equity Class	1,013,246		1,070,322
Spartan Extended Market Index Adv	711,605		565,162
Spartan 500 Index Fund Investor Class	2,426,580	*	2,090,237	*
TCW Small-Cap Growth	68,270		59,154
Total mutual funds	30,203,334		26,610,932
Fidelity Retirement Money Market	3,491,189	*	3,191,875	*
Company stock of Plan Sponsor	1,845,544	*	3,553,442	*
Total investments	$35,540,067		$33,356,249

* Represents 5% or more of investments in the Plan’s net assets available for benefits at the indicated date.

During 2015, the Plan’s investments (including net gains and losses on investments bought, sold and held during the year) depreciated in value by $3,475,537 as follows:

2015
Company stock of Plan Sponsor	$(1,749,117)
Mutual funds	(1,726,420)
$(3,475,537)

Note 4 - Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASU 2010-06:

A. Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B. Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C. Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the Plan at year-end.

Money market funds: Valued based on the quoted market price as of the reporting date.

Common stock of Plan Sponsor: Valued using the last reported sales reported on an active market prior to close of the Plan year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables classify the investment assets measured at fair value by level within the fair value hierarchy at December 31, 2015 and 2014:

		Basis of Fair Value Measurements
	Balance at
	December 31, 2015	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$3,138,185	3,138,185	—	—	A
Balanced funds	13,846,896	13,846,896	—	—	A
Growth funds	12,013,061	12,013,061	—	—	A
Fixed income funds	1,205,192	1,205,192	—	—	A
Money market funds	3,491,189	3,491,189	—	—	A
Common stock of Plan Sponsor	1,845,544	1,845,544	—	—	A
	$35,540,067	35,540,067	—	—

		Basis of Fair Value Measurements
	Balance at
	December 31, 2014	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$2,655,399	2,655,399	—	—	A
Balanced funds	11,451,875	11,451,875	—	—	A
Growth funds	11,176,675	11,176,675	—	—	A
Fixed income funds	1,326,983	1,326,983	—	—	A
Money market funds	3,191,875	3,191,875	—	—	A
Common stock of Plan Sponsor	3,553,442	3,553,442	—	—	A
	$33,356,249	33,356,249	—	—

Note 5 - Tax Status of the Plan

On March 31, 2014, the Internal Revenue Service (“IRS”) issued an opinion letter stating that the volume submitter plan document adopted by the Plan, as then designed, qualifies under Section 401(a) of the Code. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During 2013, the Plan sponsor identified certain operational issues with respect to the Plan and filed an application with the IRS under the VCP to correct these issues. During 2014, the IRS approved the VCP and, in accordance with the VCP, the Plan sponsor made corrective employer contributions in the amount of $384,929. These corrective contributions were fully offset by forfeiture accounts.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

Note 6 - Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Overstock.com, Inc. common stock. These transactions are considered exempt party-in-interest transactions. Fees incurred by the Plan for investment management services totaled $12,475 for the year ended December 31, 2015.

Note 7 - Reconciliation of the Financial Statements and Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500 at December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits as reported in the
Financial statements	$36,682,141	$34,031,722
Less employer contribution receivable	(190,019)	—
Less employee contribution receivable	(151,953)	—
Plus corrective distributions payable	—	141,476
Net assets available for benefits as reported in the Form 5500	$36,340,169	$34,173,198

The following is a reconciliation of the statement of changes of net assets available for benefits as reported in the financial statements to the Form 5500 at December 31, 2015:

2015
Net increase in net assets available for benefits per the financial statements	$2,650,419
Less employer contribution receivable at December 31, 2015	(190,019)
Less employee contribution receivable at December 31, 2015	(151,953)
Less corrective distributions payable at December 31, 2014, paid during 2015	(141,476)
Net income per the Form 5500	$2,166,971

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM
401(k) PLAN
Employer Identification Number 87-0634302
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
December 31, 2015

	(b)
	Identity of Issue, Borrower,	(c)	(d)	(e)
(a)	Lessor or Similar Party	Description of Investment	Cost	Current Value
	Mutual funds:
	American Century Investment	American Century Investments Income Investor Class	***	$569,623
	Cohen and Steers Capital	Cohen and Steers Realty	***	222,771
	Columbia Mgmt. Investment Distributors	Columbia Acorn International Z Fund	***	97,819
*	Fidelity	Fidelity Asset Manager 40%	***	26,215
*	Fidelity	Fidelity Asset Manager 60%	***	29,276
*	Fidelity	Fidelity Asset Manager 85%	***	121,843
*	Fidelity	Fidelity Balanced Fund	***	334,638
*	Fidelity	Fidelity Blue Chip Growth	***	2,488,693
*	Fidelity	Fidelity Contrafund	***	3,147,061
*	Fidelity	Fidelity Freedom 2010	***	104,800
*	Fidelity	Fidelity Freedom 2015	***	412,029
*	Fidelity	Fidelity Freedom 2020	***	888,019
*	Fidelity	Fidelity Freedom 2025	***	434,128
*	Fidelity	Fidelity Freedom 2030	***	975,824
*	Fidelity	Fidelity Freedom 2035	***	2,154,658
*	Fidelity	Fidelity Freedom 2040	***	2,366,871
*	Fidelity	Fidelity Freedom 2045	***	2,309,427
*	Fidelity	Fidelity Freedom 2050	***	2,130,385
*	Fidelity	Fidelity Freedom 2055	***	798,860
*	Fidelity	Fidelity Freedom Income	***	77,216
*	Fidelity	Fidelity Low-Priced Stock	***	1,257,979
*	Fidelity	Fidelity Small-Cap Discovery	***	1,224,523
*	Fidelity	Fidelity Strategic Income	***	113,084
	Heartland Funds	Heartland Value Plus	***	41,499

Continued on the following page

OVERSTOCK.COM
401(k) PLAN
Employer Identification Number 87-0634302
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
December 31, 2015
(Continued)

	(b)
	Identity of Issue, Borrower,	(c)	(d)	(e)
(a)	Lessor or Similar Party	Description of Investment	Cost	Current Value
	Invesco Advisers	Invesco High Yield Institutional Class	***	348,355
	JP Morgan	JPM Core Bond Select	***	40,314
	Morgan Stanley Investment	Morgan Stanley Institutional Mid-Cap Growth Class A	***	805,024
	Harris Associates	Oakmark International	***	1,346,979
	Oppenheimer Funds	Oppenheimer Developing Markets	***	246,113
	Pacific Investment Management	PIMCO Commodity Real Return	***	12,770
	Pacific Investment Management	PIMCO Total Return Administrative Class	***	856,837
	Ridge Worth Investments	Ridge Worth Mid-Cap Value Equity Class	***	1,013,246
*	Fidelity	Spartan Extended Market Index Adv	***	711,605
*	Fidelity	Spartan 500 Index Fund Investor Class	***	2,426,580
	TCW Investment Management	TCW Small-Cap Growth	***	68,270
				30,203,334
	Money market fund:
*	Fidelity	Fidelity Retirement Money Market	***	3,491,189

	Common stock of Plan Sponsor:
**	Overstock.com, Inc.	Common stock of Plan Sponsor	***	1,845,544

	Participants:
*	Various	Loans to participants, at 5.25% interest maturing through 2025	***	800,102
				$36,340,169

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant-directed, therefore disclosure of cost is not required.

See accompanying report of independent registered accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM 401(k) PLAN

By: OVERSTOCK.COM, INC., Plan Administrator

Date:	June 24, 2016	By:	/s/ Robert P. Hughes
Robert P. Hughes Title: Senior Vice President, Finance and Risk Management
(principal financial officer)